Exhibit 12.1
DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of and For the Six Months Ended June 30,
	2012	2011
Earnings available to cover fixed charges:
Loss before income taxes and noncontrolling interests	$(201)	$(256)
Less:
Undistributed earnings of equity method investments	(25)	(3)
Interest on taxes	1	1
Plus:
Distributed earnings of equity method investments	15	12
Fixed charges	377	371
Earnings available to cover fixed charges	215	129

Fixed charges (a)
Interest, including amortization of deferred financing costs	349	342
Interest portion of rental payments	28	29
Total fixed charges	$377	$371
Ratio of earnings to fixed charges (b)	—	—
_______________

(a)
Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company's secured obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $4 million and $3 million for the six months ended June 30, 2012 and 2011, respectively.

(b)	Our earnings were insufficient to cover fixed charges by approximately $162 million and $242 million for the six months ended June 30, 2012 and 2011, respectively.